Filed Pursuant to Rule 433
Registration Statement No. 333-155309
Relating to Prospectus Supplement dated April 21, 2010 and
Prospectus dated November 12, 2008

800 Boylston Street

Boston, MA 02199

AT THE COMPANY

Michael Walsh

Senior Vice President, Finance

(617) 236-3410

Arista Joyner

Investor Relations Manager

(617) 236-3343

BOSTON PROPERTIES ESTABLISHES ATM STOCK OFFERING PROGRAM

BOSTON, MA, April 21, 2010 – Boston Properties, Inc. (NYSE: BXP), a real estate investment trust, announced today that it has established an “at the market” stock offering program through which it may sell up to an aggregate of $400 million of its common stock. The stock would be offered through BNY Mellon Capital Markets, LLC, BofA Merrill Lynch and Morgan Stanley & Co. Incorporated, who will be acting as sales agents.

Michael LaBelle, the Company’s Chief Financial Officer, stated “With the completion of our bond issuance on April 19, 2010, we have approximately $1.8 billion of cash and our full $1.0 billion line of credit available to us. While we see no immediate need to utilize the program, the establishment of this program adds another option to our extensive array of funding alternatives providing additional efficiency and flexibility in our balance sheet management.”

The program would allow the Company to sell up to $400 million of its common stock from time to time through the sales agents for a three-year period. The sales, if any, would be made in “at the market” offerings as defined in Rule 415 of the Securities Act. In addition, the common stock may be offered and sold through privately negotiated transactions. The Company intends to use the proceeds from any offering for general corporate purposes, which may include investment opportunities and debt reduction.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering of common stock described in this communication. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company or the sales agents will arrange to send you the prospectus if you request it by contacting BNY Mellon Capital Markets, LLC, Attention Prospectus Department, 32 Old Slip,

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Floor 15, New York, New York 10286 or by emailing a request to prosuppinfo@bnymellon.com; BofA Merrill Lynch by calling 1-866-500-5408; and Morgan Stanley & Co. Incorporated, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014 or by emailing a request to prospectus@morganstanley.com or by calling 1-866-718-1649.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any security, nor shall there be any sale of the Company’s common stock in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Boston Properties is a fully integrated, self-administered and self-managed real estate investment trust that develops, redevelops, acquires, manages, operates and owns a diverse portfolio of Class A office space, one hotel, two residential properties and three retail properties. The Company is one of the largest owners and developers of Class A office properties in the United States, concentrated in five markets – Boston, Midtown Manhattan, Washington, DC, San Francisco and Princeton, NJ.

This press release contains forward-looking statements within the meaning of the Federal securities laws. You can identify these statements by our use of the words “assumes,” “believes,” “estimates,” “expects,” “guidance,” “intends,” “plans,” “projects” and similar expressions that do not relate to historical matters. You should exercise caution in interpreting and relying on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond Boston Properties’ control and could materially affect actual results, performance or achievements. These factors include, without limitation, the ability to enter into new leases or renew leases on favorable terms, dependence on tenants’ financial condition, the uncertainties of real estate development, acquisition and disposition activity, the ability to effectively integrate acquisitions, the costs and availability of financing, the effectiveness of our interest rate hedging program, the ability of our joint venture partners to satisfy their obligations, the effects of local economic and market conditions, the effects of acquisitions, dispositions and possible impairment charges on our operating results, the impact of newly adopted accounting principles on the Company’s accounting policies and on period-to-period comparisons of financial results, regulatory changes and other risks and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission. Boston Properties does not undertake a duty to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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